AMENDMENT TO THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                           YIFAN COMMUNICATIONS, INC.



      YIFAN  COMMUNICATIONS,  INC.,  (the  "Corporation"),   pursuant  to  the
requirements of the General Corporation Law of the State of Delaware, as amended, hereby certifies:

      WHEREAS, the Amendment to the Certificate of Incorporation set forth herein was duly adopted in a resolution by the Corporation's Board of Directors, submitted to certain of the Corporation's stockholders for their written consent and approval, and subsequently approved by the written consent of the holders of a majority of the Corporation's issued and outstanding voting stock.

      The provisions of the original Certificate of Incorporation and all subsequent amendments thereto are hereby superseded by the following amendments:

                                   ARTICLE IV
                                  CAPITAL STOCK

     4.1 Reverse Split of Outstanding Common Stock. Effective at 12:01 a.m. EST on September 30, 2000, and without any further action by the holders of the Common Stock of the Corporation, the THIRTY TWO MILLION, FIVE HUNDRED THOUSAND (32,500,000) issued and outstanding shares of the Corporation's $0.0002 par value common stock ("Old Common"), together with any additional shares of the Corporation's Old Common that are or may be issued prior to the effective time set forth above, shall be consolidated or "reverse split" in the ratio of one (1) share of $0.008 par value common stock ("New Common") for every forty (40) shares of Old Common currently held by a stockholder so that the total issued and outstanding capital stock of the Corporation shall consist of EIGHT HUNDRED TWELVE THOUSAND FIVE HUNDRED (812,500) shares, more or less, as adjusted for any additional issuances of Old Common prior to the effective time set forth above. No fractional shares of New Common shall be issued in connection with the reverse split. In the event that the foregoing reverse split would result in the issuance of a fractional share of New Common to any stockholder, the Corporation shall pay the Stockholder entitled thereto an amount in cash equal to the fair market value of such fractional shares, determined as of the close of business on September 29, 2000.


     4.2 Authorized Capital. From and after 12:01 a.m. EST on September 30, 2000, the Corporation shall be authorized to issue a total of One Hundred Ten Million (110,000,000) shares of capital stock which shall be subdivided into classes as follows:

      (a) One Hundred Million (100,000,000) shares of the Corporation's capital stock shall be denominated as Common Stock, have a par value of $0.008 per share, and have the rights, powers and preferences set forth in this paragraph. The Holders of Common Stock shall share ratably, with all other classes of common equity, in any dividends that may, from time to time, be declared by the Board of Directors. No dividends may be paid with respect to the Corporation's Common Stock, however, until dividend distributions to the holders of Preferred Stock, if any, have been paid in accordance with the certificate or certificates of designation relating to such Preferred Stock. The holders of Common Stock shall share ratably, with all other classes of common equity, in any assets of the Corporation that are available for distribution to the holders of common equity securities of the Corporation upon the dissolution or liquidation of the Corporation. The holders of Common Stock shall be entitled to cast one vote per share on all matters that are submitted for a vote of the stockholders.

      (b) Ten Million (10,000,000) shares of the Corporation's authorized capital stock shall be denominated as Preferred Stock, par value of $0.008 per share. Shares of Preferred Stock may be issued from time to time in one or more series as the Board of Directors, by resolution or resolutions, may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of Preferred Stock may differ from those of any and all other series of Preferred Stock at any time outstanding, and the Board of Directors is hereby expressly granted authority to fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of each such series of Preferred Stock.

Dated July 28, 2000.



                                             By: __________________________
                                                 Sally A. Fonner, President